Meeder Financial & The Flex-funds®

3rd Quarter 2011 Economic Review & Outlook

1

Hello

This is Clinton Brewer, and I am a portfolio manager with Meeder Financial. Welcome to our third quarter economic review and outlook webcast.

In this brief presentation, we will address the key factors driving our economy and capital markets, and discuss our outlook for the remainder of 2011.

Conflicting Drivers & Indicators

- Attractive stock market valuations (+)
- Accommodative Federal Reserve policy (+)
- Stabilizing/improving economic data (+)
- Continuing European sovereign debt crisis (-)
- U.S. deficit concerns (-)
- Slowing rate of economic growth (-)

2

While one can always find both positive and negative data points and catalysts impacting the markets, it seems that at this point in time we have unusually strong signals pointing in both directions.

On the positive side, by most valuation measures, the stock market appears to be reasonably valued at worst and possibly even undervalued. In fact, by some measures, the market is currently more undervalued than it ever has been.  Both corporate profits and corporate balance sheets remain strong.  An extremely low interest rate environment, combined with a positively sloped yield curve and an accommodative federal reserve are all also positive factors for the market.  And finally, some of the economic data that had been deteriorating appears to be stabilizing, and in some cases, actually improving.

However, there are a variety of negative factors as well.  The continuing European sovereign debt crisis continues to weigh on both domestic and international markets.  Domestically, this summer we felt the effects of both the U.S. debt ceiling and deficit debate in Washington, as well as the downgrade of the U.S. credit rating by Standard and Poor’s.  All of this was followed by clear signs of slowing growth.

The following slides will cover some of these key points in more detail.

The Index of Leading Indicators

1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
115
110
105
100
95
90
85
80
75
70
65
60
55
50
45
40
35
30
Source: The Conference Board

©Copyright 2011 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer a www.ndr.com/copyright.html. For data vendor disclaimers refer to www.ndr.com/vendorinfo/

3

This slide shows the index of leading economic indicators published by the Conference Board going back to the 1950s, and the shaded areas of the chart represent recessions.

On a positive note, this index continues to rise, and is called the index of leading economic indicators for a reason.  Note how prior to virtually every recession over the past 60 years, this index has declined before the start of a recession.  If we were in the beginning stages of another recession, it would be the first time in over 60 years it did so without previous warning from this index.

U.S. Industrial Production

U.S. Industrial Production
5
3.3543
0
-5
-10
-15
2005
2006
2007
2008
2009
2010
2011
Copyright© 2011 Bloomberg Finance L.P.
06-Oct-2011 08:42:49

4

This chart illustrates the monthly year-over-year change in the U.S. industrial production in percentage terms for the past six years.

In another sign that the economy is stabilizing following a growth slowdown, the year-over-year change in industrial production has been between 3 and 4% for the past four months.  This followed a deceleration in growth that occurred during the first quarter of 2011.  Industrial production is an important economic gauge since it captures domestic activity among various industrial sectors as well as mining and utilities production.

GDP

Real GDP (Y/Y %)
15
13
11
9
7
5
3
1
-1
-3
-5
1948
1953
1958
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008
Source: Bloomberg, NBER, BEA
GDP CYOY
BloombergBRIEF

5

While Gross Domestic Product, or GDP, is normally reported on an annualized quarter over quarter basis, this chart shows the actual year-over-year change in GDP going back to the 1940s.

As displayed in the chart, GDP growth has weakened recently, but still remains in growth territory.  However, one potentially negative indicator here is that whenever year-over-year GDP growth breaks decisively below 2%, a recession, which is shown here in periods where the line is red, have almost always subsequently occurred.  This is the “stall speed” you may have heard used by other economists.  As a result, it could be a negative sign, given that this indicator has again recently broken below 2%.

Unemployment

Unemployment Rate
Initial Jobless Claims
650
600
550
500
450
417.00
400
350
300
250
10.00
9.10
8.00
7.00
6.00
5.00
4.00
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Copyright© 2011 Bloomberg Finance L.P.
05-Oct-2011 10:44:20

6

The unemployment rate, shown here in blue and using the scale on the right, remains above 9%, which is clearly troubling for the economy.  What many don’t realize, however, is that the unemployment rate is typically a trailing indicator, which normally rises throughout a recession and peaks after the end of a recession.  Because of this lag, we prefer to follow a more timely employment gauge, which is the 4 week average of weekly initial jobless claims, and is shown here in red using the scale on the left.  A sustained recovery usually requires this number to consistently be below 400,000 per week. Over the course of the last year, we have come down to this level several times, but have not been able to remain consistently below 400,000 yet.  While it appears that employers are not terminating jobs at the rate they were a few years ago, it appears that they are not adding new jobs, resulting in this disconnect between two indicators that had correlated fairly well in the past.

S&P Valuation Attractive

S&P 500 Earnings
S&P 500 Price
-27%
Earnings
Price
95
90
85
80
75
70
65
60
55
50
45
1600
1400
1200
1000
800
600
1/10/06
5/10/06
9/10/06
1/10/07
5/10/07
9/10/07
1/10/08
5/10/08
9/10/08
1/10/09
5/10/09
9/10/09
1/10/10
5/10/10
9/10/10
1/10/11
5/10/11
9/10/11

Source: Bloomberg

7

As previously mentioned, stock market valuations are currently a positive catalyst.  This blue line summarizes the per share earnings of the S&P 500 for the past 7 years.  In other words, if you take each stock’s respective weighting of the S&P 500 and applied its proportionate earnings, you end up with an earnings per share for the S&P 500.  Recently, earnings per share has approached, and even slightly exceeded, the earnings at the peak of the market in 2007.  Now, if we overlay the S&P 500, shown here in red, we see that, even though earnings have reestablished their prior peak, the price of the S&P 500 is still nearly 30% below the market peak in October of 2007.  In other words, relative to earnings, stocks are cheaper than they were in 2007.

Taxes and Government Spending

25
24
23
22
21
20
19
18
17
16
15
14
13

©Copyright 2011 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html For data vendor disclaimers refer to www.ndr.com/vendorinfo/

8

This slide depicts the progression of government spending and revenue, of which revenue is taxes to you and I, as a percent of GDP going back to the 1940s.

Current spending is over 25% of GDP, while the average over the past 64 years has been 19.6%.  Government revenues are currently running at only 17% of GDP, while the long term average has been closer to 18%.  The struggle is how to close this gap, while at the same time not hitting the brakes so hard as to tip the economy back into recession.

The so called Congressional “gang of 12” , which consists of 6 Democratic and 6 Republican members of Congress who are tasked with identifying further measures for deficit reduction, has its work cut out for it between now and Thanksgiving, when their recommendations are due to Congress.

30 Year Treasury Yield

30 Year Treasury Yield
4.50
4.00
3.50
3.00
2.9144
Operation Twist Announced
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2011
Copyright© 2011 Bloomberg Finance L.P.
03-Oct-2011 13:27:39

9

This slide shows the year-to-date movement of long term Treasury rates, as measured by the 30 year treasury bond yield.  As you can see, the yield has recently declined to under 3% in response to the anticipation and ultimate announcement of what has been called Operation Twist, where the Fed has announced its intention to sell $400 billion of treasuries with maturities of 3 years and less while simultaneously purchasing the same amount of treasuries with maturities from 6 to 30 years. The expected result, in the Fed’s words, are to put “downward pressure on longer-term interest rates” and to “help make broader financial conditions more accommodative”.

30 Year Fixed Mortgage Rate

30 Year Fixed Mortgage Rate
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.22
972-1974
1975-1979
1980-1984
1985-1989
1990-1994
1995-1999
2000-2004
2005-2009
2010-201
Copyright© 2011 Bloomberg Finance L.P.
06-Oct-2011 08:51:34

10

One potential implication of the Fed’s actions is further aid for the struggling housing market.  In general, mortgage rates tend follow the movements of long-term treasury yields, which we discussed in the previous slide.  If the Fed’s actions place downward pressure on long-term treasury yields, then mortgage rates may continue their decline.

This slide shows the average 30-year fixed mortgage rate as reported by Freddie Mac since the 1970s.  Currently, this rate is hovering around 4%.  Although banks have clearly tightened their lending standards, the effects of the Fed’s new operation twist have helped bring mortgage rates down to levels not seen in more than 30 years.

CDS Spreads (since 12/31/09)

Greece CDS

Italy CDS

Spain CDS

France CDS

11

Turning our attention to the European sovereign debt crisis, the events here seemingly change daily, and we will highlight some key issues that demonstrate the extent of the current situation.

In this slide, we show credit default swap charts for four different European countries going back to the start of 2010.  Credit default swaps represent insurance that an investor can purchase to protect against a credit event, such as a default.  As with insurance, there is an annual premium to pay for that protection, and that cost is quoted in basis points as shown on these charts. As that cost increases, investors are anticipating a greater likelihood of a credit event.

Over the past two years, the cost of insurance for countries such as Greece, Italy, Spain, and France has increased significantly as the fear and prospect of default has grown.

STOXX Europe 600 Index vs. STOXX 600 Bank Index

STOXX Europe 600 Index
STOXX 600 Bank Index
0
-20
-27.4755
-40
-60
-69.5455
-80
2007
2008
2009
2010
2011
Copyright© 2011 Bloomberg Finance L.P.
03-Oct-2011 13:34:17

12

Europe’s debt crisis has also taken a toll on the share price of European banks.  Investors are concerned that a sovereign default could lead to significant losses for banks that hold the sovereign debt, and in turn lead to a 2008-style credit crisis.  This chart shows Stoxx Europe 600 Index, which is a broad European index, along with the bank component of the Index since 2007.  While the broader index had continued to make new recovery highs in 2009, 2010, and early 2011, the bank component has been clearly weaker.  The bank index actually did not experience any further recovery highs beyond 2009, and has deteriorated substantially in 2011.

Outlook for Remainder of 2011

- Domestically, current Fed policy is a positive, and could be magnified if Washington provides a credible deficit reduction plan while avoiding short-term fiscal tightening from expiring stimulus measures (i.e. payroll tax cut)

- Resolution of the European sovereign debt crisis is necessary to restore confidence and move forward

13

In conclusion, we believe that we have arrived at a critical inflection point for the domestic and global economy.  The fundamental and interest rate backdrop are quite positive; however, bold action from policymakers is necessary to restore investor confidence in Europe and ensure that the U.S. does not encounter similar difficulties down the road.

As noted in recent commentaries, we have increased our defensive cash position in our defensive portfolios, and have reduced our positions in economically sensitive market sectors within our stock market exposure.  This has been in response to the increasingly uncertain economic backdrop and market volatility, which has led to deterioration in our investment models.

We stand ready to take additional measures as necessary in order to protect against further downside risks, while also being able to capitalize on a resolution to the aforementioned concerns.

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

14

Thank you for your time.  I also strongly encourage you to listen to the third quarter 2011 review webcast that focuses on recent capital market performance as well as our current investment strategies and allocations.  Thank you for joining us.

Disclosure

Opinions and forecasts regarding sectors, industries, companies, countries and/or themes, and portfolio composition and holdings, are all subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security, industry, or sector.

Investments in foreign securities may entail unique risks, including political, market and currency risks.

Meeder Financial was established in 1974 as an investment management firm that worked with individual investors and small retirement plans. Today, Meeder Financial has grown and now manages or advises over $5 billion in assets and provides investment services to over 28,000 shareholders, retirement plan participants, and investors.

15

Meeder Financial & The Flex-funds®

3 Quarter 2011 Review

1

Hello, this is Ted Clark, Assistant Portfolio Manager at Meeder Financial.  Welcome to our 3rd quarter market review webcast.  In this brief presentation, I will be reviewing the recent performance of the stock market as well as the current positioning within our funds and portfolios.

S&P 500
Last 18 Months

1350
1300
1250
1200
1150
1100
1050
1000
APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP
2010
2011
Copyright© 2011 Bloomberg Finance L.P.
05-Oct-2011 11:35:03

2

First, let’s take a look at the performance of the S&P 500 Index.  This slide shows the S&P over the last 18 months.  What’s interesting here is that after the most recent selloff in the market, the S&P 500 is approximately at the same level it was in September of 2010.  However, given the steepness of the decline in August and the uncertainties surrounding the world economy, the general mood of investors is much different than this time last year.

Bottoming Process

1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600

2008: 9 Month Bottoming Process

2010: 3 Month Bottoming Process

1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000

Source: Bloomberg

3

In the next couple of slides, I’m going to be talking about what’s commonly referred to as the base building process of the stock market.  Generally, when there has been a substantial decline in the market like we have seen recently, there is a bottoming or base building process as opposed to a sharp change in direction.  In other words, the stock market typically moves sideways for an extended period of time before sustainable gains can happen.  In 2008, we saw the S&P 500 move sideways for around 9 months before the market could hold its gains and sustain the advance.  The base building process took around 3 months in 2010 before it continued to move higher.

Bottoming Process

1,200
1,150
1,100
1,050
1,000
950
900
850
800
750
700
12/30/01
2/28/02
4/30/02
6/30/02
8/30/02
10/30/02
12/30/02
2/28/03
4/30/03
6/30/03
8/30/03
10/30/03
12/30/03

2002: 8 Month Bottoming Process

1987: 3 Month Bottoming Process

360
340
320
300
260
240
220
200

4

Similarly on this slide, it shows that in 2002, we saw the market move sideways for 8 months before moving higher in 2003.  And if we go back to the sharp decline in 1987, there was a 3 month bottoming process that occurred before the market advanced further at that time.

S&P 500
Last 18 Months

1350
1300
1250
1200
1150
1100
1050
1000
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
2010
2011
Copyright© 2011 Bloomberg Finance L.P.
05-Oct-2011 11:35:03

5

Now if you go back to the slide of the S&P 500 performance, we believe that the market is currently in a base building process and based on historical precedent, we would not be surprised to see the continued sideways and volatile movements over the near term.

S&P 500 vs. International Markets

S&P 500
Developed International
Emerging Markets
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
Copyright© 2011 Bloomberg Finance L.P.
03-Oct-2011 13:29:19

6

Next, let’s take a look at the S&P 500 Index versus the international markets.  We can see in this slide that the U.S markets have held up considerably better. The S&P 500 is shown here in blue, with the EAFE index in green representing the developed international markets and the emerging markets index in red.

As you can see here, the developed international markets, which include Europe and Japan, generally kept pace with the U.S. markets for the first seven months of the year with an identifiable lag in March due to the earthquake in Japan.  However, in early August, the Eurozone debt problems became more pronounced and began to have a strong drag on the European stock markets.  The European markets were down over 20% through September, with the EAFE Index shown here  down over 16%.

Emerging markets have lagged for the majority of the year.  They had a brief period of outperformance in the spring and early summer, but also starting in August, Emerging markets declined even more and through September 30th, they were down over 25%.

Growth vs. Value 6/30/10 – 9/30/11

Growth
Value
40%
35%
30%
25%
20%
15%
10%
5%
0%
JUL
AUG
SEP
OCT
NOV
DEC
2010
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
2011
Copyright© 2011 Bloomberg Finance L.P.
03-Oct-2011 13:29:46

7

If we turn our attention to growth vs. value, this chart shows the relative performance of growth stocks compared to value stocks.  Since the summer of 2010, growth stocks have doubled the total return of value stocks.  Since the summer of 2010, large cap growth stocks have returned over 16%, while large cap value stocks have only risen 7.7%.

S&P 500 vs. Russell 2000 Index 2011

S&P 500
Russell 2000
10%
5%
0%
-5%
-10%
-15%
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
Copyright© 2011 Bloomberg Finance L.P.
03-Oct-2011 13:31:33

8

Lastly, as it compares to market capitalizations, this slide compares large cap stocks to small cap stocks.  For much of the first seven months of 2011, large and small caps generally performed in line with each other.  However, starting in early August and coinciding with the steep drop off in the markets, small cap stocks lost even more ground, and as of September 30, small cap stocks have lost  twice as much as large cap stocks. Large caps have declined 8.7%, while small cap stocks have fallen 17%.  As a result, any broad based exposure to small cap stocks over the past few months has detracted from performance.

S&P 500 Following 18% Declines: Recession vs. No Recession

S&P 500 Following 18% Declines: Recession vs. No Recession
Average After Bull Market Peaks Not Associated w/Recession
Average After Bull Market Peaks Associated w/Recession
Current Case*
Down 18% From Peak
Peak dates based on NDR-defined Bull & Bear Markets
*Current case allocated to 100 on 8/8/2011
<--Months Before-->
<--Months After-->
IS 11_09A_C
©Copyright 2011 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/ .

9

The last slide I’ll show before I discuss our current positioning is an interesting slide from Ned Davis Research which does a great job showing the crossroads that the stock market seems to be at this time.

This chart tracks the previous declines of 18% in the S&P 500 Index and the subsequent performance of the stock market.  The dashed vertical black line here marks when the S&P had declined 18% from a peak.  The black line here shows the subsequent performance when no recession followed the decline, where on average, the markets had increased approximately 11% over the subsequent year.  The blue line shows the subsequent market performance when a recession follows an 18% decline, where the markets, on average made additional lows before climbing back to approximately breakeven a year later.  The red line is the last 8 months of the current S&P 500 performance.  If this chart is any guide, it appears we will reach an inflection point over the next few months, and subsequent performance will depend upon whether or not we enter a recession.

Where We Are Investing Now

Data as of September 30, 2011

Growth and Aggressive Growth Portfolios

- Reduced our Mid-cap and Small-cap exposure
- Remain overweight Growth versus Value
- Sector overweights include healthcare and technology, while underweight financials and energy
- No direct exposure to developed international or emerging markets

10

Now I would like to turn our attention to the current positioning in our funds and portfolios. In our growth and aggressive growth portfolios, we have been reducing our exposure to mid and small cap stocks due to valuation and momentum factors in our models.

We have continued to favor growth versus value investments due to indicators such as the yield curve and momentum factors.  And, in line with our currebt overweight to growth funds, our sector overweights are currently healthcare and technology while we are underweighting financials and energy.

Lastly, we continue to focus on domestic funds and have no direct exposure to developed international or emerging market funds at this time.

Where We Are Investing Now

Data as of September 30, 2011

Defensive Equity Portfolios

- Adopted a 20% defensive position in August
- Equity holdings similar to Growth Portfolios

11

In our defensively managed portfolios, we adopted a 20% defensive position in August due primarily to the rapid decline in a number of trend and technical indicators in our models.  We will continue to closely monitor risk factors to determine if further defensive measures are warranted or if potential risks become mitigated and may present buying opportunities.

The equity holdings in our defensive portfolios are similar to our growth portfolios, whereas mentioned in the previous slide, we are overweight growth versus value and hold no direct exposure to developed international or emerging market funds.

Where We Are Investing Now

Data as of September 30, 2011

Fixed Income Portfolios

- Fixed Income Models indicate intermediate term rates may stabilize
- Target maturity: In line with benchmark
- Overweight Corporate Bonds, underweight Treasuries

12

And lastly, our fixed income models continue to indicate that intermediate term interest rates may stabilize and, as a result, we continue to maintain an average weighted maturity in line with that of our benchmark.  We also continue to overweight investment grade corporate bonds versus US Treasuries and Agencies.

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

13

Thank you for your time today.  We encourage you to also review our 3rd Quarter 2011 Economic Outlook webcast focusing on recent economic trends and other potential key drivers that could affect the markets in the remainder of 2011.

If you have questions or comments please feel free to give us a call or send us an email.

Thank you for joining us today.

Disclosure

Performance shown represents past performance and does not guarantee future results Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor's shares or units, when redeemed, may be worth more or less than their original cost. For current Fund performance information visit www.flexfunds.com. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® carefully before investing. The Flex-funds® prospectus contains this and other information about the Funds and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com.

The unmanaged Standard & Poor's (S&P) 500 Index is a market value-weighted index of common stocks considered representative of the broad market. Total returns for the unmanaged index assume change in security prices and reinvestment of dividends and capital gain distributions, but do not reflect the costs of managing a mutual fund Individuals cannot invest directly in the index.

Opinions and forecasts regarding sectors, industries, companies, countries and/or themes, and portfolio composition and holdings, are all subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security, industry, or sector.

Investments in foreign securities may entail unique risks, including political, market and currency risks.

Meeder Financial was established in 1974 as an investment management firm that worked with individual investors and small retirement plans. Today, Meeder Financial has grown and now manages or advises over $5 billion in assets and provides investment services to over 28,000 shareholders, retirement plan participants, and investors.

14